EXHIBIT 99.1


BAAN DE-LISTS FROM NASDAQ

Baan Company N.V. applied on October 6, 2000, to the NASDAQ Stock
Market, Inc. to be de-listed from the NASDAQ National Market effective as of the end of that trading day.


On September 1, 2000, Baan Company N.V., and Baan Software B.V. completed the previously announced sale of all of their assets to Invensys Holdings Limited pursuant to an Asset Purchase Agreement and Offer Amendment dated July 26, 2000. These assets and the Baan business are now owned and operated by the Invensys Software Systems division of Invensys plc. It is expected that Baan Company N.V. will be liquidated during 2001 and that upon such liquidation, remaining Baan Company N.V. shareholders will receive a gross distribution (without interest) of 2.85 euros per share.